

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Lisa Ricciardi
Chief Executive Officer
COGNITION THERAPEUTICS INC
2403 Sidney Street
Pittsburgh, Pennsylvania 15203

Re: COGNITION THERAPEUTICS INC
Draft Registration Statement on Form S-1
Submitted May 7, 2021
CIK No. 0001455365

Dear Ms. Ricciardi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement, Submitted May 7, 2021

Summary, page 1

1. We note your statement on page 1 that CT1812 demonstrated a "favorable safety profile" and on page 2 that CT1812 has continued to be generally safe. Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe as this determination is solely within the authority of the FDA and comparable regulatory bodies.

2. On page 2 you state that you intend to advance CT1812 directly into a Phase 2 clinical trial in the second half of 2021 for dry AMD. Please revise to state whether you have consulted the FDA on this approach, and if not, state that the FDA may disapprove of your ability to rely on prior studies, similar to your risk factor on page 19.

3.   Please tell us why you feel CT2168 and CT2074 are material enough to be included in the pipeline table given their early stage, lack of discussion in the prospectus and, with respect to CT2168, lack of a specific indication.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Common Stock Valuations, page 88

4.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Business
Our Pipeline, page 91

5.   On page 91 you state that you currently have four ongoing clinical trials. Please reconcile with the chart on page 99, which shows three ongoing clinical trials.

CT1812 for the Treatment of Alzheimers Disease (AD), page 96

6.   Please revise to provide support for your statement on page 98 that "[d]rugs that mimic a naturally occurring protective mutation are more likely to succeed in the clinical setting."

7.   Please revise page 99 to state whether you powered the SHINE study for statistical significance, and, if so, state the p-value for the "significant" decline cited in your interim results. Please provide p-values for any other study results as available. With respect to the p-value shown on page 102, or the first time a p-value is mentioned if earlier, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

Grant Funding, page 110

8.   On pages 92-93 you state that the majority of your clinical trials have been funded by grants awarded by the NIA. Please revise page 110 to describe the terms of such grants and the other grants listed on page 110. To the extent you have an agreement with NIA, tell us your basis for deciding not to file any agreement with NIA as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 110

9.   Please confirm that you do not in-license any technology that is material to your business. To the extent that you do, please revise your intellectual property discussion accordingly, and to the extent such technology is material, describe the terms of such agreements and file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 137

10.   Please revise page 137 to provide the number of shares and exercise price for the options that are intended to be granted to Ms. Ricciardi in connection with this offering.

Note 2 - Summary of Significant Accounting Policies
Grant income, page F-9

11.   Please revise to more clearly describe the arrangement(s) underlying your grant revenue stream, including nature and parameters of the research, determination of eligible costs, limits on reimbursement, etc.

Exhibits

12.   Please file the Employee Stock Purchase Plan as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

General

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Rachael M. Bushey, Esq.